Exhibit 99.1
FINAL—FOR RELEASE
FREESEAS TO ACQUIRE TWO MODERN DRYBULK CARRIERS; INCREASES FLEET TO SEVEN VESSELS
-Transaction to Add Over 48,000 DWT, Representing 33% Fleet Growth
-First Acquisition Using Proceeds from Recent Common Stock Offering-
December 26, 2007 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to acquire two second-hand drybulk carriers from affiliated parties for a total combined purchase price of approximately US$76.75 million.
Both vessels are 24,111 dwt Handysize vessels built in 1997and in 1998, respectively. The vessels are expected to be delivered in February and March 2008. The Company intends to finance the vessels with available cash from its recent common stock offering and bank financing.
“In line with our corporate strategy, we have identified and secured quality, modern, second-hand tonnage, of similar profile to our existing fleet, promptly after our common stock offering,” said Mr. Ion Varouxakis, Chairman and Chief Executive Officer of FreeSeas. “This acquisition is expected to be financed with only a portion of our available cash, in conjunction with committed term loans.”
Employment for each of the vessels is currently being negotiated, and will be disclosed as it is finalized.
Varouxakis continued, “The vessels are currently earmarked to be employed under a mix of short-term and medium-term charters. We remain absolutely committed to all of our stated objectives, including the payment of a quarterly dividend beginning in February 2008. We shall continue to actively pursue the acquisition of additional vessels to further expand and modernize our fleet.”
The following tables detail FreeSeas’ current fleet and the vessels to be acquired, as announced today:
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	10-day spot voyage at $32,500 per day followed by 35-day time-charter at $35,000 per day
Free Envoy	26,318	Handysize	1984	One-year TC through Apr 2008 at $17,000 p/d
Free Goddess	22,501	Handysize	1995	Two-month TC at $13,000 p/d followed by two-year TC at $19,250 p/d
Free Hero	24,318	Handysize	1995	TC through Dec 2008/Feb 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Currently in dry-dock for repairs, followed by three-year TC through Sep 2010 at $32,000/28,000/24,000 p/d

Vessels to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery
Free Impala	24,111	Handysize	1997	February/March 2008
Free Knight	24,111	Handysize	1998	February/March 2008

FreeSeas also provided an update on the status of the Free Jupiter, currently in dry-dock for repairs. The Company now expects that repairs shall be completed during February 2008, with the vessel returning to service shortly thereafter. The Company continues to believe that the current drybulk rate environment presents numerous chartering opportunities for the vessels announced today as well as any future acquisitions.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Company Contact:
Ion Varouxakis
Chief Executive Officer
FreeSeas Inc.
89 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
www.freeseas.gr
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr.
Sr. Vice President
Cubitt Jacobs & Prosek Communications
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
Tel: +1.212.279.3115 x208
Fax: +1.212.279-3117
E-Mail: trozycki@cjpcom.com
www.cjpcom.com